SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                             (Amendment No. 22)

                  Under the Securities Exchange Act of 1934

                            Katy Industries, Inc.
                              (Name of Issuer)

                 Common Stock, One Dollar ($1.00) par value
                       (Title of Class of Securities)

                                  486026107
                               (CUSIP Number)

                             Jonathan P. Johnson
                                  President
                                  CRL, Inc.
                            6300 S. Syracuse Way
                                  Suite 300
                             Englewood, CO 80111

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 19, 2001
           (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) (f) or (g), check the following box. [ ]

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Wallace E. Carroll Trust U/A Dated 7/1/57
             F/B/O Wallace E. Carroll, Jr., and his descendants

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             2,151

   8.   SHARED VOTING POWER
             0

   9.   SOLE DISPOSITIVE POWER
             2, 151

   10.  SHARED DISPOSITIVE POWER
             0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,151

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .024%

   14.  TYPE OF REPORTING PERSON
             OO

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Wallace E. Carroll Trust U/A Dated 5/1/58
             F/B/O Wallace E. Carroll, Jr., and his descendants

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             603,000

   8.   SHARED VOTING POWER
             0

   9.   SOLE DISPOSITIVE POWER
             603,000

   10.  SHARED DISPOSITIVE POWER
             0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             603,000

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.78%

   14.  TYPE OF REPORTING PERSON
             OO

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Wallace E. Carroll Trust U/A Dated 1/20/61
             F/B/O Wallace E. Carroll, Jr.

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             11,881

   8.   SHARED VOTING POWER
             0

   9.   SOLE DISPOSITIVE POWER
             11, 881

   10.  SHARED DISPOSITIVE POWER
             0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             11,881

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .134%

   14.  TYPE OF REPORTING PERSON
             OO

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             The Lelia H. Carroll Trust U/A Dated 7/12/62
             F/B/O Wallace E. Carroll, Jr.

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             180,661

   8.   SHARED VOTING POWER
             0

   9.   SOLE DISPOSITIVE POWER
             180, 661

   10.  SHARED DISPOSITIVE POWER
             0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             180,661

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.03%

   14.  TYPE OF REPORTING PERSON
             OO

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Wallace E. Carroll, Jr. Trust #2 U/A Dated 12/30/76
             F/B/O Pamela Crigler, Susan Leonard, Margaret B.
             Berzins,Wallace E. Carroll, III

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             762

   8.   SHARED VOTING POWER
             0

   9.   SOLE DISPOSITIVE POWER
             762

   10.  SHARED DISPOSITIVE POWER
             0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             762

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .0086%

   14.  TYPE OF REPORTING PERSON
             OO

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Wallace E. Carroll Trust U/A Dated 12/20/79
             F/B/O Pamela C. Crigler, Susan S. Leonard, Margaret B. Berzins, Wallace E. Carroll, III

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Illinois

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             6,760

   8.   SHARED VOTING POWER
             0

   9.   SOLE DISPOSITIVE POWER
             6,760

   10.  SHARED DISPOSITIVE POWER
             0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             6,760

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             .076%

   14.  TYPE OF REPORTING PERSON
             OO

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Arthur R. Miller


   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             48,480

   8.   SHARED VOTING POWER
             360,620

   9.   SOLE DISPOSITIVE POWER
             48,480

   10.  SHARED DISPOSITIVE POWER
             360,620

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             409,100

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             4.6%

   14.  TYPE OF REPORTING PERSON
             IN

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             CRL, Inc.

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             WC

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             2,073,436

   8.   SHARED VOTING POWER
             0

   9.   SOLE DISPOSITIVE POWER
             2,073,436

   10.  SHARED DISPOSITIVE POWER
             0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,073,436

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             23.3%

   14.  TYPE OF REPORTING PERSON
             CO

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Wallace E. Carroll, Jr.

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             194,340

   8.   SHARED VOTING POWER
             2,932,391

   9.   SOLE DISPOSITIVE POWER
             194,340

   10.  SHARED DISPOSITIVE POWER
             2,932,391

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,126,731

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             35.2%

   14.  TYPE OF REPORTING PERSON
             IN

   1.   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Amelia Carroll

   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b)  X

   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS
             Not applicable

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7.   SOLE VOTING POWER
             20,830

   8.   SHARED VOTING POWER
             3,131,901

   9.   SOLE DISPOSITIVE POWER
             20,830

   10.  SHARED DISPOSITIVE POWER
             3,131,901

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,152,731

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             35.5%

   14.  TYPE OF REPORTING PERSON
             IN

                              AMENDMENT NO. 22
                               TO SCHEDULE 13D

   ITEM 1.   SECURITY AND ISSUER.

             This statement on Schedule 13D/A relates to the common stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc. (the "Company"), whose principal executive offices are located at 6300 South Syracuse Way, Suite 300, Englewood, Colorado 80111.

   ITEM 2.   IDENTITY AND BACKGROUND.

             This amended statement is jointly filed by, The Wallace E. Carroll Trust U/A dated 7/1/57 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC, Jr. `57 Trust"), The Wallace E. Carroll Trust U/A dated 5/1/58 F/B/O Wallace E. Carroll, Jr. and his descendants (the "WEC, Jr. `58 Trust"), Wallace E. Carroll Trust U/A dated 1/20/61 F/B/O Wallace E. Carroll, Jr. ("WEC, Jr. `61 Trust"), The Lelia H. Carroll Trust U/A Dated 7/12/62 F/B/O Wallace Carroll, Jr. ("WEC, Jr. `62 Trust"), Wallace E. Carroll Jr. Trust #2 U/A dated 12/30/76 F/B/O descendants of Wallace E. Carroll, Jr. ("WEC, Jr. `76 Trust"), The Wallace E. Carroll Trust U/A Dated 12/20/79 F/B/O the descendants of Wallace E. Carroll, Jr. ("WEC, Jr. `79 Trust") (collectively, the "WEC, Jr. Trusts"), Wallace E. Carroll, Jr., Amelia Carroll, Arthur R. Miller and CRL, Inc. (collectively, the "Reporting Persons").

             Each of the Reporting Persons has previously filed a statement on Schedule 13D reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1. In order to restate the ownership interests of the Reporting Persons herein, this statement on Schedule 13D is filed jointly by those Reporting Persons, but is, in fact, a continuation of the information contained in the Schedule 13D initially filed by the Reporting Persons.

   ITEM 3.   SOURCE OF FUNDS.

             Not applicable.

   ITEM 4.   PURPOSE OF TRANSACTION.

             Effective March 19, 2001, Arthur R. Miller resigned as director of CRL, Inc. and as trustee to the WEC, Jr. Trusts. Mr. Miller may have been deemed a beneficial owner of the Shares in the WEC, Jr. Trusts and CRL, Inc. This amended statement restates the beneficial ownership of the WEC, Jr. Trusts and CRL, Inc. without Mr. Miller serving as co-trustee and the resultant beneficial ownership of Mr. Miller after his resignation, which amounts to less than five percent. Mr. Miller continues to serve as a director and officer of Katy Industries, Inc.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             This statement is filed with respect to Shares of the Company in which any of the Reporting Persons have or share voting and investment power. All of the information is presented as of the date of Mr. Miller's resignation. Information concerning the number and percentage of Shares beneficially owned by each of the Reporting Persons is set forth on the cover pages of this statement, which are incorporated herein by this reference in their entirety.

             The following table indicates the direct and indirect beneficial ownership:

                                                                   % OF
    NAME                                                SHARES    CLASS

    Wallace E. Carroll, Jr., an individual resident    3,126,731  35.2%
    of the State of Colorado
    Amelia Carroll, an individual resident of the      3,152,731  35.5%
    State of Colorado

    The Wallace E. Carroll Trust U/A Dated 7/1/57          2,151  .024%
    F/B/O Wallace E. Carroll, Jr. and his
    descendants

    The Wallace E. Carroll Trust U/A Dated 5/1/58        603,000  6.78%
    F/B/O Wallace E. Carroll, Jr. and his
    descendants
    The Wallace E. Carroll Trust U/A Dated 1/20/61        11,881  .134%
    F/B/O Wallace E. Carroll, Jr.

    The Lelia H. Carroll Trust U/A Dated 7/12/62         180,661  2.03%
    F/B/O Wallace E. Carroll, Jr.

    The Wallace E. Carroll, Jr. Trust #2 U/A Dated           762  .0086%
    12/30/76 F/B/O the descendants of Wallace E.
    Carroll, Jr.
    Wallace E. Carroll Trust U/A Dated 12/20/79            6,760  .076%
    F/B/O the descendants of Wallace E. Carroll, Jr.

    Arthur R. Miller                                     409,100   4.6%

    CRL, Inc.                                          2,073,436  23.3%

        Effective March 19, 2001, as a result of Mr. Miller's resignation, Mr. Miller ceased to be the beneficial owner of more than five percent (5%) of the Shares, and will hereafter cease to be a Reporting Person hereunder.


                          (Signature Page Follows)

                                  SIGNATURE

   After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


   Dated:    March 29, 2001


    The Wallace E. Carroll Trust U/A   The Wallace E. Carroll Trust U/A
    Dated 7/1/57 F/B/O Wallace E.      Dated 5/1/58 F/B/O Wallace E.
    Carroll, Jr. and his descendants   Carroll, Jr. and his descendants


    By:  /s/ Wallace E. Carroll, Jr.   By:  /s/ Wallace E. Carroll, Jr.
          ---------------------------        ---------------------------
          Wallace E. Carroll, Jr.,           Wallace E. Carroll, Jr.,
          Trustee                            Trustee


    The Wallace E. Carroll Trust U/A   The Lelia H. Carroll Trust U/A
    Dated 1/20/61 F/B/O Wallace E.     Dated 7/12/62 F/B/O Wallace E.
    Carroll, Jr.                       Carroll, Jr.


    By:  /s/ Wallace E. Carroll, Jr.   By:  /s/ Wallace E. Carroll, Jr.
          ---------------------------        ---------------------------
          Wallace E. Carroll, Jr.,           Wallace E. Carroll, Jr.,
          Trustee                            Trustee

    The Wallace E. Carroll, Jr. Trust  The Wallace E. Carroll Trust U/A
    #2 U/A                             Dated 12/20/79 F/B/O the
    Dated 12/30/76 F/B/O the           descendants of
    descendants of                     Wallace E. Carroll, Jr.
    Wallace E. Carroll, Jr.


    By:  /s/ Philip E. Johnson         By:  /s/ Wallace E. Carroll, Jr.
          ---------------------------        ---------------------------
          Philip E. Johnson, Trustee         Wallace E. Carroll, Jr.,
                                             Trustee

   CRL, Inc.


   By: /s/ Jonathan P. Johnson
       ---------------------------------
   Name:   Jonathan P. Johnson
          ------------------------------
   Title:  President
          ------------------------------

   /s/ Arthur R. Miller
   -------------------------------------
       Arthur R. Miller


   /s/ Amelia Carroll
   -------------------------------------
       Amelia Carroll


   /s/ Wallace E. Carroll, Jr.
   -------------------------------------
       Wallace E. Carroll, Jr.